SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 April 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 26 April 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                        Board changes and trading update

London, UK; Brentwood, TN, US; 26 April 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces a number of changes to its Board and provides a trading update to the market.

Barry Riley has notified the Board that he intends to step down as Finance
Director in August 2007.  He will be succeeded by Rolf Soderstrom, currently a
Divisional Finance Director of Cobham Plc, the £2.4 billion aerospace and defence business, who will join the Board as Finance Director upon Barry's departure.

Barry Riley, 58, joined Proteus International PLC in 1995 as Finance Director,
and was instrumental in its merger with Therapeutic Antibodies Inc to create
Protherics PLC in 1999.  Barry has overseen a number of M&A and capital market transactions including the £38 million fundraising announced in December 2006 and has helped provide the Company with a solid platform for growth.

Rolf Soderstrom, 41, has been a Divisional Finance Director of Cobham Plc since
January 2004, with finance function responsibility for an international portfolio of companies with combined annual revenues of £400 million.  Prior to that, he was Director of Corporate Finance at Cable & Wireless Plc with responsibility for capital market transactions, mergers and acquisitions and working capital management.  Rolf qualified as a Chartered Accountant with
Deloitte Haskins and Sells and worked in the Corporate Recovery and Corporate
Finance departments of Coopers & Lybrand and PricewaterhouseCoopers.

Protherics also announces today that Saul Komisar, President of Protherics Inc, has been promoted to the Board as an executive director, with immediate effect.
Saul Komisar, 38, joined Protherics in 1996, and is responsible for Protherics'
US operations. Prior to joining Protherics, he spent six years working in corporate finance specialised in the healthcare industry. Saul holds an MBA from
The Owen Graduate School of Management at Vanderbilt University. Saul brings significant knowledge and experience of the US commercial environment as the
Company continues to expand its operations in the US.

Protherics also provides a trading update today.  Trading for the financial year ending 31 March 2007 is expected to be in-line with expectations, and includes a
£10 million CytoFab™ milestone from AstraZeneca, payment of which has now been received.

Stuart Wallis, Chairman of Protherics, said:

"Barry Riley has played a crucial role in transforming Protherics from an early stage biotechnology company to an international biopharmaceutical business with a diversified, late-stage product portfolio.  The Board and I would like to thank him for his important contribution to the business and wish him well for the future.

"I would like to welcome Rolf and Saul to the Board.  Rolf has an excellent track record in many aspects of finance with a number of blue chip organisations and will play a key role in Protherics' aggressive growth plans over the coming years.  Saul's promotion reflects the strong contribution he has made to our
North American business over the last few years, and our increasing presence in this vital market."

There are no further details relating to the appointment of Rolf Soderstrom or
Saul Komisar that are required to be disclosed pursuant to paragraph 9.6.13
(1-6) of the Listing Rules.

                                   |  Ends  |

For further information please contact:

Protherics
Andrew Heath, CEO                                           +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                 +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                      +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates                             +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                     +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote.  The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, after a major £195 million ($340 million) licensing deal with
AstraZeneca in December 2005.  An additional, expanded phase 2 programme is planned to start in 2007. In addition, Protherics is currently undertaking a phase 2b study with Digoxin Immune Fabs for the treatment of pre-eclampsia. This study is expected to report in the first quarter of 2007.

Protherics has a pipeline of four novel cancer products in clinical development, where it intends to undertake their sales and marketing in the US and EU.
Protherics is preparing to submit a BLA in the US for Voraxaze™, an adjunct to high dose methotrexate therapy.

Protherics has a strong cash position, having completed a £38 million equity fundraising in December 2006 and having recently received a £10 million milestone payment from AstraZeneca.

With headquarters in London, the Company has approximately 260 employees across its operations in the UK, US and Australia.

For further information on Protherics or its products please visit
www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.